FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	NEW GPS-ENABLED BLACKBERRY CURVE HELPS CUSTOMERS NAVIGATE WITH STYLE	4

Document 1

October 17, 2007

FOR IMMEDIATE RELEASE

NEW GPS-ENABLED BLACKBERRY CURVE HELPS

CUSTOMERS NAVIGATE WITH STYLE

First U.S. Introduction of BlackBerry Curve 8310 Brings Built-In GPS and New Colors to Popular Handset

SAN ANTONIO, Oct. 17, 2007 — AT&T Inc. (NYSE:T) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have announced the availability of the BlackBerry® Curve™ 8310, which adds the power of built-in GPS (Global Positioning System) to the popular BlackBerry Curve, which was first introduced in the U.S. through AT&T. In addition to GPS, the new BlackBerry Curve 8310 advances the original design with two new eye-catching colors for AT&T customers.

With the BlackBerry Curve 8310 handset’s built-in GPS capabilities, customers can take advantage of location-based applications and services such as TeleNav® GPS Navigator™, which provides GPS-enabled turn-by-turn voice and on-screen directions that feature colorful 3-D moving maps and traffic alerts with rerouting. Customers will find TeleNav GPS Navigator useful in vehicles as well as while walking.

Building on its incredible visual appeal, the BlackBerry Curve 8310 from AT&T is available in two new eye-catching colors — titanium and red. The red model is available in the U.S. exclusively from AT&T.

“The introduction of exciting new handsets, such as the BlackBerry Curve 8310 with GPS, helps enhance AT&T’s position as the world’s leading provider of BlackBerry services with one of the most compelling BlackBerry handset portfolios in the industry,” said Michael Woodward, vice president, Business Voice/Data and Wireless Products, AT&T. “Earlier this year, AT&T was the first carrier in North America to introduce the BlackBerry 8800 with built-in GPS, followed by the BlackBerry 8820 with Wi-Fi and GPS. Both handsets have an enterprise focus. Now, through the BlackBerry Curve 8310, AT&T is bringing GPS capabilities to a much broader audience of not only business users but also mobile professionals and consumers.”

"GPS navigation and location-based services add a powerful new dimension to the mobile user experience," said Mark Guibert, vice president, Corporate Marketing at Research In Motion. "The addition of GPS functionality, together with industry-leading communications applications, advanced multimedia capabilities and AT&T's value-added navigation and media services, makes the BlackBerry Curve 8310 an exceptional phone for both business and personal use."

The BlackBerry Curve 8310 from AT&T — featuring a large, ultrabright 320-by-240 pixel display that supports more than 65,000 colors — measures just 4.2 wide by 2.4 inches long by 0.6 thick and weighs approximately 3.9 oz. It combines the renowned BlackBerry e-mail and messaging capabilities — including a built-in spell-checker with user-customizable dictionary — with premium phone features, a comprehensive organizer, fast Internet browser and other applications. It also features impressive multimedia capabilities, including a 2-megapixel camera with 5x digital zoom, an advanced media player, new desktop media manager software, a

3.5 mm stereo headset jack, a microSD memory slot for additional storage and Bluetooth® 2.0 with support for the Bluetooth stereo audio profile (A2DP/AVRCP). The BlackBerry Curve 8310 also supports AT&T Mobile Music™ subscription services and AT&T Push to Talk for walkie-talkie-like communications.

The BlackBerry Curve 8310 from AT&T is enabled for the broadest domestic and international coverage area for wireless data services of any U.S. carrier. The BlackBerry Curve 8310 is powered by AT&T’s nationwide* EDGE network — the largest high speed national wireless data network in the U.S. — with availability in more than 13,000 cities and towns and along some 40,000 miles of major highways. The BlackBerry Curve 8310 can keep users who are abroad connected with wireless e-mail, Internet access and other mobile applications through data services in more countries — more than 135 — than any other U.S. carrier. Customers can also use the BlackBerry Curve 8310 to make or receive wireless phone calls in more than 190 countries.

The new BlackBerry Curve 8310 from AT&T is available now for as low as $199.99 with a two-year contract and mail-in rebate in all 1,800 AT&T retail stores nationwide, online at http://www.wireless.att.com and through select national retailers and AT&T business-to-business sales organizations.

Customers who want personal e-mail access and Web browsing with BlackBerry® Internet Service can choose the BlackBerry Personal Unlimited plan for as low as $29.99 a month with a qualified voice contract. Unlimited corporate e-mail and data access via BlackBerry® Enterprise Server is available for as low as $44.99 a month when a qualified voice plan is also chosen. Customers who travel overseas can select the BlackBerry International Unlimited data plan for as low as $64.99 a month with a qualified voice plan.

TeleNav GPS Navigator monthly service is available for $5.99 for 10 trips or $9.99 for unlimited trips. As features within AT&T Music, XM Satellite Radio and MusicID require monthly subscription fees of $8.99 and $3.99, respectively. Unlimited AT&T Push to Talk service is available for an additional monthly charge of $9.99 for each device and $19.99 for Push to Talk Family. AT&T Push to Talk also features a pay-per-use option of 15 cents a minute.

For more information about the BlackBerry Curve 8310, visit http://www.att.com/blackberrycurve or http://www.blackberrycurve.com.

For the complete array of AT&T offerings, visit http://www.att.com.

*Not available in all areas.

Note: This AT&T news release and other announcements are available as part of an RSS feed at www.att.com/rss.

About AT&T

AT&T Inc. (NYSE:T) is a premier communications holding company. Its subsidiaries and affiliates, AT&T operating companies, are the providers of AT&T services in the United States and around the world. Among their offerings are the world's most advanced IP-based business communications services and the nation's leading wireless, high speed Internet access and voice services. In domestic markets, AT&T is known for the directory publishing and advertising sales leadership of its Yellow Pages and YELLOWPAGES.COM organizations, and the AT&T brand is licensed to innovators in such fields as communications equipment. As part of its three-screen integration strategy, AT&T is expanding its TV entertainment offerings. Additional information about AT&T Inc. and the products and services provided by AT&T subsidiaries and affiliates is available at http://www.att.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

© 2007 Intellectual Property. All rights reserved. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services. Wi-Fi is a registered trademark of the Wi-Fi Alliance. AT&T is a registered trademark of AT&T Intellectual Property. Subsidiaries and affiliates of AT&T Inc. provide products and services under the AT&T brand. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

© 2007 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property. For more information, please review this announcement in the AT&T newsroom at http://www.att.com/newsroom.

For more information and detailed disclaimer information, please review this announcement in the AT&T newsroom at http://www.att.com/newsroom.

###

For more information, contact:

Warner May
AT&T
Office: 404-236-6485
E-mail: wmay@attnews.us

or

Marisa Conway

Brodeur (for RIM)

212-515-1924

mconway@brodeur.com

or

RIM Investor Relations

519-888-7465

investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 17, 2007	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer